UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Capitalworks Emerging Markets Acquisition Corp
(Name of Issuer)

Class A ordinary shares, $0.0001 par value per share

(Title of Class of Securities)

G1889L100

(CUSIP Number)

Vikasati Partners LLC

44320 Osgood Road

Fremont, CA 98539-6404

(202) 741-3677

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

April 25, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1889L100

1	Names of Reporting Persons Vikasati Partners LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,925,001 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,925,001 (1)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,925,001 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 56.37% (2)
14	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) one Class B ordinary share, par value $0.0001 per share (“Class B Share”) of Capitalworks Emerging Markets Acquisition Corp (the “Issuer”) issued prior to the Issuer’s initial public offering and (ii) 3,925,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) of the Issuer, which were issued upon conversion of Class B Shares on a one-for-one basis on May 23, 2023. The Class B Share is convertible into Class A Shares as described under the heading “Description of Securities” in the Issuer’s Registration Statement on Form S-1 (File No. 333-260513) (the “Registration Statement”), as amended, and have no expiration date. Excludes 7,605,000 Class A Shares issuable upon the exercise of 7,605,000 warrants of the Issuer, which are beneficially owned by the Reporting Person but are not exercisable within 60 days of the date of this Report. Each warrant is exercisable to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, beginning 30 days after the Issuer’s completion of its initial business combination, as described in the Issuer’s Registration Statement.

(2)	Based on 6,961,730 Class A Shares and one Class B Share issued and outstanding as of March 6, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024.

CUSIP No. G1889L100

1	Names of Reporting Persons Suresh Guduru
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds: AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,925,001 (3)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,925,001 (3)
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,925,001 (3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 56.37% (4)
14	Type of Reporting Person (See Instructions) IN

(3)	Represents (i) one Class B Share and (ii) 3,925,000 Class A Shares. The Class B Shares are convertible into Class A Shares as described under the heading “Description of Securities” in the Registration Statement and have no expiration date. Excludes 7,605,000 Class A Shares issuable upon the exercise of 7,605,000 warrants of the Issuer, which are beneficially owned by the Reporting Person but are not exercisable within 60 days of the date of this Report. Each warrant is exercisable to purchase one Class A Share at a price of $11.50 per share, subject to adjustment, beginning 30 days after the Issuer’s completion of its initial business combination, as described in the Issuer’s Registration Statement.

(4)	Based on 6,961,730 Class A Shares and one Class B Share issued and outstanding as of March 6, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024.

SCHEDULE 13D

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”), of Capitalworks Emerging Markets Acquisition Corp, a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at 44320 Osgood Road, Freemont, CA 94539.

Item 2.	Identity and Background

(a)	This Schedule is being filed jointly on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Vikasati Partners LLC

2.	Suresh Guduru

(b)	The principal business address of each of the Reporting Persons are as follows:

44320 Osgood Road

Freemont, CA 94539

(c)	Vikasati Partners LLC is the New Sponsor of the Issuer pursuant to the Sponsor Handover described in Item 4 below. M. Guduru is the Chief Executive Officer and chairman of the board of directors of the Issuer. He is also managing member of New Sponsor.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Guduru is a citizen of the United States

Item 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

Item 4	Purpose of Transaction

Sponsor Handover

On April 19, 2024, the Issuer’s prior sponsor CEMAC Sponsor LP, a Cayman Islands exempted limited partnership (the “Prior Sponsor”) and Vikasati Partners LLC, a Delaware limited liability company (the “New Sponsor”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) pursuant to which, among other things, New Sponsor agreed to purchase (i) one Class B ordinary share, par value $0.0001 per share (“Class B Share”) of the Issuer, (ii) 3,925,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) of the Issuer, which were converted from Class B Shares on a one-for-one basis on May 23, 2023, and (iii) 7,605,000 private placement warrants of the Issuer issued at the time of the Issuer’s initial public offering (the “IPO”). On April 25, 2024, the parties closed (the “Closing”) the transactions contemplated by the Securities Purchase Agreement. The Closing and the Management Change (as defined below) are referred to as the “Sponsor Handover.”

In connection with the Sponsor Handover, the Issuer, its officers and directors, the Prior Sponsor and the New Sponsor entered into additional agreements whereby the New Sponsor and its designees signed a joinder agreement (the “Joinder Agreement”) to become a party to that certain letter agreement (the “Letter Agreement”) and that certain registration rights agreement (“Registration Rights Agreement”), both dated November 30, 2021 and entered into in connection with the IPO, among the Issuer, the Prior Sponsor and certain equityholders of the Issuer. In addition, at the Closing, the Issuer’s IPO underwriter waived its entitlement to the payment of any deferred underwriting fees to be paid under the underwriting agreement dated November 30, 2021.

As part of the Sponsor Handover, the Issuer introduced a change in management (the “Management Change”) and the Board as follows: (i) effective as of the Closing, Suresh Guduru replaced Roberta Bzerzinksi as Chief Executive Officer and Brian Coad replaced Herman G. Kotzé as Chief Financial Officer; (ii) effective as of the Closing, Roberta Brzezinski, Whitney Baker, Michael Faber, Neil Harper and Darius James Roth tendered their resignations as directors. The Issuer designated each of Suresh Guduru, Brian Coad, John Levy, Suresh Singamsetty and Kishore Kondragunta to fill the vacancies left by departing Messrs. Faber, Harper and Roth and Mses. Baker and Brzezinski, which changes took effective as of Closing. The Issuer designated Suresh Guduru as chairman of the board of directors.

Plans or Proposals

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.

The Reporting Persons have acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Issuer’s ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons and their representatives may in the future take such actions with respect to their investment in the Issuer as they deem appropriate. Among other things, a Reporting Person may introduce the Issuer to potential candidates for a business combination, or propose one or more business combinations with potential candidates, which may include candidates that are affiliates of such Reporting Person or in which the Reporting Person otherwise has an equity or other interest.

In addition, as the Chief Executive Officer and Chairman of board of directors of the Issuer, Mr. Guduru will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the board of directors related to any such business combination, and any matters to be presented to the Issuer’s shareholders in connection therewith. Mr. Guduru is expected to be involved in reviewing possible transactions involving the Issuer and identifying candidates to serve on the board of directors. As such, the Reporting Person may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

Subject to applicable rules and regulations, Reporting Persons may purchase ordinary shares of the Issuer and/or warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s initial business combination. The purpose of any such purchases of shares could be to vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination or to satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of the Issuer’s initial business combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrantholders for approval in connection with the Issuer’s initial business combination. Any such purchases of the Issuer’s securities may result in the completion of the initial business combination that may not otherwise have been possible.

Item 5	Interest in the Securities of the Issuer

(a, b) The information set forth on the cover pages of this Schedule 13D with respect to the beneficial ownership of the Reporting Persons are incorporated by reference into this Item 5. The aggregate number of shares owned by Suresh Guduru is (i) one Class B ordinary share, par value $0.0001 per share (“Class B Share”) of the Issuer and (ii) 3,925,000 Class A ordinary shares, par value $0.0001 per share (“Class A Shares”) of the Issuer, which were converted from Class B Shares on a one-for-one basis on May 23, 2023. The aggregate number of shares owned by Vikasati Partners LLC is (i) one Class B Share and (ii) 3,925,000 Class A Shares.

Mr. Guduru’s aggregate percentage of beneficial ownership is approximately 56.37%, based on 6,961,730 Class A Shares and one Class B Share issued and outstanding as of March 6, 2024, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2024. Vikasati Partners LLC is controlled by Mr. Guduru, who is its managing member, and Mr. Guduru has the sole power to dispose or direct the disposition of all of the Class A Shares and Class B Shares that Vikasati Partners LLC beneficially owns.

(c) Except for the transactions described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving the ordinary shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 4 above is hereby incorporated by reference into this Item 6. On April 19, 2024, the Reporting Persons entered certain agreements described in Item 4 above.

Founder Shares

Pursuant to the Joinder Agreement, dated as of April 25, 2024, by and among the Issuer and the Reporting Persons, the Class B Share and the Class A Shares (together with the Class B Shares, the “Founder Shares”), purchased by Vikasati Partners LLC, a Delaware limited liability company (the “New Sponsor”) pursuant to that certain securities purchase agreement, dated April 19, 2024 between New Sponsor and CEMAC Sponsor LP, a Cayman Islands exempted limited partnership, are subject to certain transfer restrictions. The Reporting Persons have agreed that, subject to certain limited exceptions, the Founder Shares will not be transferred, assigned, or sold until the earlier of (i) one year after the completion of the Issuer’s initial business combination or (ii) subsequent to the Issuer’s initial business combination, (x) the first date on which the last reported sale price of the Class A Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial business combination or (y) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their ordinary shares for cash, securities or other property.

Registration Rights

Pursuant to the Joinder Agreement, dated as of April 25, 2024, by and among the Issuer and the Reporting Persons, the holders of the Founder Shares and Private Placement Warrants are entitled to make up to three demands, excluding short form registration demands, that the Issuer register such securities for sale under the Securities Act of 1933. In addition, the Reporting Persons will have certain “piggy-back” registration rights with respect to registration statements filed subsequent to consummation of an initial business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Promissory Note

On April 18, 2024, the Issuer issued an unsecured promissory note (the “Note”) in an amount of $108,000, to Vikasati Partners LLC in order to finance transaction costs in connection with a business combination. The Note does not bear interest and matures upon closing of a business combination by the Issuer.

Item 7	Material to be Filed as Exhibits

Exhibit No.	Description
10.1	Promissory Note Issued by Capitalworks Emerging Acquisition Corp dated April 18, 2024.
99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIKASATI PARTNERS LLC

Dated: May 1, 2024	By:	/s/ Suresh Guduru
	Name:	Suresh Guduru
	Title:	Managing Member

Dated: May 1, 2024	By:	/s/ Suresh Guduru
	Name:	Suresh Guduru